

July 25, 2011

Via E-Mail
Ezra Green
Chief Executive Officer
Carbon 612 Corporation
200 Old Country Road, Suite 610
Mineola, NY 11501-4241

     Re: Carbon 612 Corporation
              Registration Statement on Form 10
              Amended July 14, 2011
              File No. 000-53882

Dear Mr. Green:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Item 7. Certain Relationships and Related Transactions…, page 26

1.   Your reference to $120,000 in your response to prior comment 4 is inapplicable given Regulation S-K Item 404(d)(1). Therefore, we reissue the comment. When addressing prior comment 4, ensure that your disclosure includes the entire period required by instruction 2 to Regulation S-K Item 404(d) and that the disclosure in the table in this section is clearly reconcilable to your figures in the paragraphs preceding the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): Jeff Cahlon – Sichenzia Ross Friedman Ference LLP